Exhibit 9

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

February 12, 2020

Item 3	News Release

News release was issued by the Company on February 12, 2020 through the facilities of Business Wire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On February 12, 2020, the Company announced that its majority held subsidiary GR Michigan, LLC has entered into a purchase agreement with Golden Harvests, LLC (“Golden Harvests”), a fully licensed Michigan based operator with an approximately 80,000 sq. ft cultivation facility located in Bay City, Michigan. The agreement provides the Company the option to acquire a 60% controlling interest of Golden Harvests pending Municipal and State regulatory approval.

Item 5.1	Full Description of Material Change

On February 12, 2020, the Company announced that its majority held subsidiary GR Michigan, LLC (“GR Michigan” and together with the Company, “Grown Rogue”) has entered into a purchase agreement with Golden Harvests, LLC (“Golden Harvests”), a fully licensed Michigan based operator with an approximately 80,000 sq. ft cultivation facility located in Bay City, Michigan. The agreement provides Grown Rogue the option to acquire a 60% controlling interest of Golden Harvests (“Option”) pending Municipal and State regulatory approval.

Approximately 10,000 sq ft of the facility is already online and operating with three separate flower rooms, vegetative, clone, packaging, trimming, and other infrastructure required to operate a best-in-class cultivation facility. Golden Harvests is currently producing approximately 600lbs annually and with improvements by the experienced Grown Rogue management team, it is anticipated production in 2020 will approach 1,500lbs and 3,500lbs in 2021.

Grown Rogue has also signed an exclusive management services agreement with Golden Harvests to immediately begin providing consulting services for a variety of business functions primarily focused on cultivation, sales, branding and marketing, and compliance. Grown Rogue has committed to investing an additional $1,200,000 of capital improvements at the facility to increase efficiencies and cultivation capacity.

As part of the Option, and to acquire the 60% controlling interest, Grown Rogue will pay USD$810,000 in cash, and cause Grown Rogue to issue 800,000 common shares (“Shares”) to the existing members of Golden Harvests in four tranches:

●	Tranche 1 – USD $150,000 within five days after signing the Option and 200,000 Shares within 60 days after signing the Option

●	Tranche 2 – Due at the 6-month anniversary of signing the Option is USD $200,000 and 200,000 Shares. Grown Rogue can, at its election, extend the due date of the Tranche 2 consideration for 6 months by paying an additional USD$25,000 payment and issuing an additional 25,000 Shares

●	Tranche 3 – Due at the 12-month anniversary of signing the Option is USD$260,000 and 200,000 Shares. Grown Rogue can, at its election, extend the Tranche 3 consideration for 6 months by paying an additional USD$25,000 and issuing an additional 25,000 Shares

●	Tranche 4 – Due upon exercise of the Option, pending Municipal and State regulatory approval, is USD$200,000 and 200,000 Shares

Exercise of the Option by Grown Rogue is subject to Municipal and State regulatory approval. The Option includes representations, warranties, and covenants that are typical for transactions of this type.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

February 24, 2020.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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